Exhibit 99.4

March 30, 2017

CONSENT OF INDEPENDENT AUDITOR

We hereby consent to the incorporation by reference in this Annual Report on Form 40-F for the year ended December 31, 2016 of Denison Mines Corp. of our report dated March 8, 2017, relating to the consolidated financial statements and the effectiveness of internal control over financial reporting, which is filed as an exhibit to, and incorporated by reference in this Annual Report.

We also consent to the incorporation by reference in the Registration Statements on Forms S-8 (No. 333-48174, No. 333-148915 and No. 333-190121) of Denison Mines Corp. of our report dated March 8, 2017 referred to above. We also consent to the reference to us under the heading “Names and Interest of Experts”, which appears in the Annual Information Form which is filed as an exhibit to, and incorporated by reference in this Annual Report on Form 40-F, which is incorporated by reference in such Registration Statements.

/s/ PricewaterhouseCoopers LLP

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Ontario, Canada

PricewaterhouseCoopers LLP

PwC Tower, 18 York Street, Suite 2600, Toronto, Ontario, Canada M5J 0B2

T: +1 416 863 1133, F: +1 416 365 8215, www.pwc.com/ca

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.